JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE
TSX-V: JNY
FRANKFURT: JL4
OTCBB: JNYRF
March 12, 2008

JOURNEY ANNOUNCES AMENDED
PRIVATE PLACEMENT OF $2,000,000 @ $0.30 PER UNIT

VANCOUVER, B.C., - Journey Resources Corp. (“Journey or the “Company”) announces that the Company has amended the terms of a non-brokered private placement of up to 6,250,000 units at $0.32 per unit for total proceeds of $2,000,000, announced in a news release dated February 25, 2008.

Subject to regulatory approval, the Company has arranged a non-brokered private placement of up to 6,666,667 units at $0.30 per unit for total proceeds of $2,000,000. Each unit consists of one common share and one half of a share purchase warrant, each full warrant exercisable to purchase one additional share at $0.45 per share for eighteen (18) months. Shares issued pursuant to this private placement, as well as any shares issued pursuant to the exercise of the warrants, are subject to a four-month hold period from the date of closing. Finder’s fees may be payable in connection with the private placement.

The net proceeds from the financing will be used for general working capital purposes.

Journey also announces the resignation of Leonard De Melt from it Board of Directors. The Company would like to thank Mr. De Melt for his dedication and hard work as a member of the Board and wishes him all the best in his future endeavours.

Journey Resources Corp. is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol: JNY) and the Frankfurt Stock Exchange (Symbol: JL4). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Empire Mine Project and the Silveria Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. The Empire Mine Project is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores. The Silveria Property comprises 3959 hectares, approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine. In addition, the Company recently entered into agreements whereby its has agreed to purchase a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine.

ON BEHALF OF JOURNEY RESOURCES CORP.

“Jatinder (Jack) Bal”

JATINDER (JACK) BAL
President & CEO
JOURNEY RESOURCES CORP.

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission, the Ontario Securities Commission, and the Alberta Securities Commission.